ROPES & GRAY LLP 1211 AVENUE OF THE AMERICAS NEW YORK, NY 10036-8704 WWW.ROPESGRAY.COM

April 19, 2022

Via Email and EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:	BRP Inc. Schedule 13E-4F filed March 31, 2022 SEC File No. 5-90665

To Whom It May Concern:

On behalf of BRP Inc. (the “Company”), we are providing the following response on behalf of the Company to the Staff’s comment letter to Martin Langelier dated April 5, 2022 with respect to the Schedule 13E-4F filed on March 31, 2022.

Included below are the Staff’s comment to the Schedule 13E-4F and the corresponding response of the Company.

Schedule 13E-4F filed March 31, 2022

Certain Conditions of the Offer, page 20

1.

Refer to the following offer condition in subparagraph (f): “the Company shall have determined, in its sole judgment, acting reasonably, that the Purchase Price for a Share exceeds the market value of such Share at the time of the acquisition of such Share by the Company pursuant to the Offer, determined without reference to the Offer.” Offer conditions must be objective, clearly described and outside the control of the bidder. All offer conditions must be satisfied or waived as of the expiration of the offer, not the date of payment for tendered shares. Where an offer condition is unclear or where it is completely within the control of the bidder, this may cause an offer to be illusory, in contravention of Regulation 14E’s prohibition on manipulative tender offer practices. Revise this offer condition to more clearly describe what would “trigger” it and when the determination would be made. As drafted, it appears that the bidder could unilaterally decide not to purchase shares tendered within the specified modified Dutch auction range, if it determined that the offer price that the Company itself established did not represent the fair value of such Share at the time of the acquisition. We believe this could raise concerns under Regulation 14E.

RESPONSE: In response to the Staff’s comment, we respectfully submit that the condition set forth in subparagraph (f) under “Certain Conditions of the Offer”, which is commonly included in issuer bid circulars in Canada, does not render the Offer illusory (as such term is used under applicable U.S. securities laws and regulations). Nevertheless, the Company takes note of the Staff’s concern regarding the language of the condition for purposes of Regulation 14E and shareholders in U.S. market. Accordingly, the Company advises the Staff that it will not exercise the condition set forth in subparagraph (f) under “Certain Conditions of the Offer” contained in the Company’s Schedule 134-F at the completion of the Offer and will file Amendment No.1 to the Schedule 13E-4F disclosing such determination.

We thank you for your comments on our filing, and we would be happy to discuss any further questions you may have on our responses. You may contact me at (212) 841-8857 or via email at rachel.phillips@ropesgray.com if you require any additional information.

Sincerely,

/s/ Rachel Phillips
Rachel Phillips

cc (via email): Martin Langelier

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